SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2009

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______




This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.


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                                   ELTEK LTD.



6-K Items
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1.   Eltek announces Annual General Meeting results.

                                                                          ITEM 1

At the Annual General Meeting of Shareholders (the "Meeting") of Eltek Ltd. (the "Company") held at the Company's offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel, on Monday December 29, 2008, and as adjourned to December 30, 2008, the following resolutions were adopted:



1. To elect the following as Class III directors of the Company to hold office until the 2011 Annual General Meeting of Shareholders: Messrs. Nissim Gilam and Joseph Maiman.

     Number of shares voted for the election of Mr. Gilam: 2,254,837 (99.71% of the shares represented at the Meeting).

     Number of shares voted for the election of Mr. Maiman: 2,254,837 (99.71% of the shares represented at the Meeting).


2.   To elect Eytan Barak as an outside director to hold office for three years.

     Number of shares voted for the election of Mr. Barak: 2,257,837 shares (99.84% of the shares represented at the Meeting).


3. To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the Company's independent registered public accountants for the fiscal year ending December 31, 2008.

     Number of shares voted in favor of the resolution: 2,257,997 shares (99.85% of the shares represented at the Meeting).

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            ELTEK LTD.
                                            ----------
                                              (Registrant)



                                            By:  /s/Amnon Shemer
                                                 ----------------
                                                 Amnon Shemer
                                                 Chief Financial Officer



Date:   January 9, 2009